                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549


                            REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                          For the month of May, 2000


                        COMMISSION FILE NUMBER:  1-7239



                                 KOMATSU LTD.
                ...............................................
                 Translation of registrant's name into English

                 3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                 ............................................

                    Address of principal executive offices

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1. One company announcement made on May 11, 2000.



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      KOMATSU LTD.
                              -----------------------------
                                      (Registrant)



Date:  May  , 2000        By:   /s/ Masaru Fukase
                              ---------------------------
                                   Masaru Fukase
                                   Senior Executive
                                   Officer

NEWS RELEASE

                                                                         KOMATSU
                                                       2-3-6 Akasaka, Minato-ku,
                                                           Tokyo 107-8414, Japan
                                                        Public Relations Section
                                                               Tel: 03-5561-2616
                                                                  No. 0015(1616)
                                                              Date: May 11, 2000
                                                    URL: http://www.komatsu.com/

              RESULTS OF OWN SHARES ACQUISITION THROUGH ToSTNeT-2
              ---------------------------------------------------
  - Retirement of Shares by Appropriating Retained Earnings in Compliance with
     Article 3 of the Commercial Code [_]

  As regards the acquisition of own shares notified yesterday (May 10, 2000), Komatsu Ltd. hereby notifies that it implemented the action today in manners as follows:
                                     Notes
                                     -----

    1. Purpose of Acquisition            Use of Profits
    2. Type of Shares Acquired           Par Value Common Shares
    3. Total Number of Shares Acquired   10,000,000 Shares
    4. Total Cost of Acquisition         (Yen)6,340,500,000
    5. Date of Acquisition               May 11, 2000
    6. Method of Acquisition             Purchase through ToSTNeT-2(last price
                                         trading) at Tokyo Stock Exchange.

  (Reference 1)
  Contents of the Resolution Concerning the Acquisition of Own Shares at the Board of Directors Meeting on May 2, 2000 (Publicly announced on May 2, 2000)

    - Type of Shares                    Par Values Commons Shares
    - Total Number of Shares (Maximum)  10,000,000 Shares

    - Total Cost (Maximum)         (Yen)7,000,000,000

  (Reference 2)
  (1) Total number of shares retirable through the purchase as specified by the Articles of Incorporation: 90,000,000 shares
  (2) Total number of shares acquired after the date (June 27, 1997) specified by the Articles of Incorporation: 25,000,000 shares (including the shares acquired today)

  In connection with the above matters, Komatsu Ltd. hereby notifies that it completed acquisition of own shares on the market on May 11, 2000 pursuant to "Article 3 of the Law Concerning Special Exceptions to the Commercial Code Relating to the Procedures for Cancellation of Shares," which was resolved at the Board of Directors meeting on May 2, 2000.